Exhibit 99.1
QUHUO LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	As of December 31, 2020	As of September 30, 2021

		RMB	RMB	US$
			(Unaudited)	(Unaudited)
ASSETS:
Current assets:
Cash		97,807	57,187	8,875
Restricted cash		5,948	2,314	359
Short-term investments	4	201,578	197,594	30,666
Accounts receivable, net		381,248	468,159	72,657
Prepayments and other current assets		45,462	70,549	10,949
Amounts due from related parties	12	2,940	—	—

Total current assets		734,983	795,803	123,506

Non-current assets:
Property and equipment, net		23,390	16,144	2,506
Intangible assets, net		111,990	129,382	20,080
Long-term investments		1,065	6,105	947
Right-of-use assets, net		32,534	8,302	1,288
Goodwill		118,724	118,724	18,426
Deferred tax assets		2,370	14,548	2,258
Other non-current assets	5	105,501	142,168	22,064

Total non-current assets		395,574	435,373	67,569

Total assets		1,130,557	1,231,176	191,075

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities
(including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB462,536 and RMB616,314 (US$95,651) as of December 31, 2020 and September 30,2021, respectively):

Accounts payable		268,939	303,965	47,175
Short-term lease liabilities		17,707	5,339	829
Accrued expenses and other current liabilities	6	105,744	149,176	23,150
Short-term debt	7	73,837	140,574	21,817
Amounts due to related parties	12	—	18,887	2,931

Total current liabilities		466,227	617,941	95,902

Non-current
liabilities
(including
non-current
liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB61,499 and RMB51,111 (US$7,932) as of December 31, 2020 and September 30,2021, respectively)
:

Deferred tax liabilities		727	—	—
Long-term debt	7	5,135	420	65
Long-term lease liabilities		14,623	1,695	263
Other non-current liabilities		41,014	48,996	7,604

Total non-current liabilities		61,499	51,111	7,932

Total liabilities		527,726	669,052	103,834

Commitments and contingencies	11

QUHUO LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	As of December 31, 2020	As of September 30, 2021

		RMB	RMB	US$
			(Unaudited)	(Unaudited)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 Class A ordinary shares authorized and 46,097,880 shares issued as of December 31, 2020 and September 30, 2021; 36,595,330 and 37,989,949 shares outstanding as of December 31, 2020 and September 30, 2021, respectively; 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2020 and September 30, 2021, respectively; 193,703,370 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)		36	36	6
Additional paid-in capital		1,779,923	1,842,521	285,955
Accumulated deficit		(1,208,827)	(1,295,382)	(201,040)
Accumulated other comprehensive loss		(14,843)	(16,931)	(2,628)

Total Quhuo Limited shareholders’ equity		556,289	530,244	82,293

Non-controlling interests		46,542	31,880	4,948

Total shareholders’ equity		602,831	562,124	87,241

Total liabilities and shareholders’ equity		1,130,557	1,231,176	191,075

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Nine Months Ended September 30,
	Notes	2020	2021	2021
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues	3	1,709,739	2,943,811	456,872
Cost of revenues		(1,557,338)	(2,843,907)	(441,367)
General and administrative		(160,215)	(185,085)	(28,725)
Research and development		(8,346)	(15,509)	(2,407)
Gain/(loss) on disposal of assets, net		2,600	(4,162)	(646)

Operating loss		(13,560)	(104,852)	(16,273)

Interest income		625	529	82
Interest expense		(6,963)	(4,900)	(760)
Other income, net		39,058	11,829	1,836
Foreign exchange loss		(1,502)	(48)	(7)

Income (loss) before income tax		17,658	(97,442)	(15,122)
Income tax expense		(30,258)	(3,049)	(473)

Net loss		(12,600)	(100,491)	(15,595)

Net loss attributable to non-controlling interests		4,052	13,936	2,163

Net loss attributable to ordinary shareholders of Quhuo Limited		(8,548)	(86,555)	(13,432)

Loss per share:
Basic	10	(0.37)	(1.98)	(0.31)
Diluted		(0.37)	(1.98)	(0.31)
Shares used in loss per share computation:
Basic	10	23,358,747	43,709,910	43,709,910
Diluted		23,358,747	43,709,910	43,709,910
Net loss		(12,600)	(100,491)	(15,595)
Other comprehensive loss:
Foreign currency translation adjustment:		(7,282)	(2,003)	(311)
Unrealized gain/(loss) on available-for-sale investments, net of tax		—	(85)	(13)
Comprehensive loss		(19,882)	(102,579)	(15,919)
Comprehensive loss attributable to non-controlling interests		4,052	13,936	2,163

Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(15,830)	(88,643)	(13,756)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

QUHUO LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Ordinary Shares Outstanding		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Quhuo Limited shareholders’ (Deficit)/Equity	Non-controlling interests	Total shareholders’ (Deficit)/Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	14,972,760	17	434,151	(1,212,257)	(1,231)	(779,320)	2,871	(776,449)

Net loss	—	—	—	(8,548)	—	(8,548)	(4,052)	(12,600)
Other comprehensive loss	—	—	—	—	(7,282)	(7,282)	—	(7,282)
Issuance of ordinary shares in connection with initial public offering, net of offering cost	3,788,100	2	234,163	—	—	234,165	—	234,165
Conversion of redeemable convertible preferred shares	24,131,100	17	1,030,984	—	—	1,031,001	—	1,031,001
Non-controlling interest recognized from business combination	—	—	—	—	—	—	7,686	7,686
Share-based compensation	—	—	74,627	—	—	74,627	—	74,627

Balance as of September 30, 2020	42,891,960	36	1,773,925	(1,220,805)	(8,513)	544,643	6,505	551,148

Balance as of January 1, 2021	42,891,960	36	1,779,923	(1,208,827)	(14,843)	556,289	46,542	602,831
Net loss	—	—	—	(86,555)	—	(86,555)	(13,936)	(100,491)
Other comprehensive loss	—	—	—	—	(2,088)	(2,088)	—	(2,088)
Non-controlling interest recognized from business combination	—	—	—	—	—	—	(726)	(726)
Exercise of share options	1,394,619	—	3,210	—	—	3,210	—	3,210
Share-based compensation	—	—	59,388	—	—	59,388	—	59,388

Balance as of September 30, 2021	44,286,579	36	1,842,521	(1,295,382)	(16,931)	530,244	31,880	562,124

Balance as of September 30, 2021 in US$	—	6	285,955	(201,040)	(2,628)	82,293	4,948	87,241
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Nine Months Ended September 30,
	Notes	2020	2021	2021

		RMB	RMB	US$
Cash flows from operating activities
Net loss		(12,600)	(100,491)	(15,595)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation		4,778	3,956	614
Amortization		9,889	14,872	2,308
Deferred income taxes		757	(12,906)	(2,003)
Share-based compensation	8	74,627	59,388	9,217
Gain on disposals of intangible assets		(2,597)	(8,312)	(1,290)
Net loss on disposal of property and equipment		—	12,476	1,936
Changes in fair value of short-term investment		(26,467)	2,572	399
Others		9	(69)	(11)
Changes in operating assets and liabilities:
Amounts due from related parties		18,166	2,940	456
Amounts due to related parties		—	18,887	2,931
Accounts receivable		(23,554)	(87,109)	(13,519)
Prepayments and other current assets		(2,155)	(12,231)	(1,898)
Other non-current assets		179	(42,393)	(6,579)
Accounts payable		(37,704)	35,398	5,494
Accrued expenses and other current liabilities		3,900	48,354	7,504
Income taxes payable		20,090	154	24
Lease liabilities		(766)	(239)	(37)
Other non-current liabilities		(928)	7,982	1,239

Net cash provided by (used in) operating activities		25,624	(56,771)	(8,810)

QUHUO LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Nine Months Ended September 30,
	Notes	2020	2021	2021

		RMB	RMB	US$
Cash flows from investing activities
Purchase of short-term investments		(2,487,883)	(2,458,427)	(381,542)
Proceeds from sales of short-term investments		2,295,773	2,459,838	381,761
Acquisition of business, net of cash acquired		(6,499)	(4,327)	(672)
Purchase of property and equipment		(2,122)	(9,557)	(1,483)
Acquisition of intangible assets		(39,792)	(37,634)	(5,841)
Proceeds from disposals of intangible assets		8,187	7,451	1,156
Others		650	(6,600)	(1,024)

Net cash used in investing activities		(231,686)	(49,256)	(7,645)

Cash flows from financing activities
Proceeds from short-term loans		121,000	135,000	20,952
Repayments of short-term loans		(132,000)	(66,000)	(10,243)
Proceeds from initial public offering		244,161	—	—
Repayments of long-term debt		(5,989)	(7,303)	(1,133)
Payments for IPO expenditures		(9,377)	—	—

Net cash provided by financing activities		217,795	61,697	9,576

Effect of exchange rate changes on cash		163	77	11
Net increase in cash		11,896	(44,253)	(6,868)
Cash and restricted cash, at the beginning of the period		126,779	103,754	16,102

Cash and restricted cash, at the end of the period		138,675	59,501	9,234

Supplement disclosure of cash flow information:
Non-cash option exercise proceeds		—	3,210	498
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities
Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, are principally engaged in providing end-to-end
operational solutions to
on-demand
consumer service businesses in industries, including food delivery, bike-sharing and ride-hailing in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own.
The Company commenced operations through Beijing Quhuo Technology Co., Ltd. in 2012. In preparation of its initial public offering (“IPO”) in the United States, the Company underwent a series of restructuring in 2019 (the “Restructuring”) in order to establish the Company as the parent company and Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) as the variable interest entity of the Company. On June 14, 2019, the Company incorporated a wholly-owned subsidiary, Quhuo Investment Limited (“Quhuo BVI”) in the British Virgin Islands (“BVI”). On June 17, 2019, the Company incorporated another wholly-owned subsidiary, Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”) in Hong Kong. On July 31, 2019, the Company incorporated a wholly-owned subsidiary, Beijing Quhuo Information Technology Co., Ltd. (“WFOE”) in the PRC.
As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney agreements and an exclusive call option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements were entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitle the WFOE to receive a majority of its residual returns. In addition, the WFOE entered into an equity interest pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. The Company also agreed to provide unlimited financial support to the VIE for its operations.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive call option agreement, exclusive business cooperation agreement, and equity interest pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that could be potentially significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the
VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation
S-X
Rule
3A-02
and Accounting Standard Codification (“ASC”) Topic 810,
Consolidation: Overall
(“ASC 810”).
As of September 30, 2021, RMB271,867 of accounts receivable and RMB15,016 of property and equipment of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The following table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,	As of September 30,
	2020	2021	2021

	RMB	RMB	US$
ASSETS:
Current assets:
Cash	93,007	53,156	8,250
Restricted cash	401	2,314	359
Short-term investments	34,634	36,591	5,679
Accounts receivable	381,248	468,159	72,657
Prepayments and other current assets	44,662	64,347	9,986
Amounts due from related parties	2,940	—	—

Total current assets	556,892	624,567	96,931

Non-current assets:
Property and equipment, net	23,310	15,829	2,457
Intangible assets, net	111,990	129,382	20,080
Long-term investments	1,065	6,105	947
Operating lease right-of-use assets, net	32,534	8,302	1,288
Goodwill	118,724	118,724	18,426
Deferred tax assets	2,370	13,794	2,141
Other non-current assets	105,501	142,144	22,060

Total non-current assets	395,494	434,280	67,399

Total assets	952,386	1,058,847	164,330

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

	As of December 31,	As of September 30,
	2020	2021	2021

	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	268,939	303,965	47,175
Accrued expenses and other current liabilities	102,053	147,549	22,899
Short-term debt	73,837	140,574	21,817
Short-term lease liabilities	17,707	5,339	829
Amounts due to related parties		18,887	2,931

Total current liabilities	462,536	616,314	95,651

Non-current liabilities:
Deferred tax liabilities	727	—	—
Long-term debt	5,135	420	65
Long-term lease liabilities	14,623	1,695	263
Other non-current liabilities	41,014	48,996	7,604

Total non-current liabilities	61,499	51,111	7,932

Total liabilities	524,035	667,425	103,583

The VIE’s net asset balance was RMB428,351 and RMB391,422 (US$60,747
)
as of December 31, 2020 and S
e
ptember 30, 2021, respectively.

The table sets forth the results of operations and cash flows of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows for the nine months ended September 30, 2020 and 2021, respectively:

	Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Revenue	1,709,739	2,943,811	456,872
Net loss	(27,388)	(73,706)	(11,439)
Net cash provided by (used in) operating activities	34,949	(28,121)	(4,365)
Net cash used in investing activities	(102,393)	(47,603)	(7,387)
Net cash provided by financing activities	65,936	37,698	5,850
Effect of exchange rate changes on cash	324	88	14
Net (decrease) increase in cash	(1,184)	(37,938)	(5,888)

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies
Basis of presentation
The accompanying unaudited interim condensed consolidat
e
d financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements.
In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, fair value of short-term investment, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, goodwill and long-term investments, purchase price allocation and fair value of contingent consideration with respect to business combinations, valuation allowance for deferred tax assets, the grant date fair value of share-based payment awards and fair value of intangible assets acquired associated with non-monetary
transactions. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4434 on September 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Fair value measurements
Financial instruments of the Company primarily include cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, equity consideration payable, contingent consideration payable, short-term debt, long-term debt and redeemable convertible preferred shares. The Company applies ASC 820,
Fair Value Measurements and Disclosures
(‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. The redeemable convertible preferred shares were initially recorded at fair value as of the issuance date. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level
1-Observable
inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level
2-Include
other inputs that are directly or indirectly observable in the marketplace.
Level
3-Unobservable
inputs which are supported by little or no market activity.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

The Company’s financial assets and liabilities measured at fair value are summarized below:

		Fair value measurement or disclosure at September 30, 2021 using
	Total fair value at September 30, 2021	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses) for the nine months ended September 30, 2021
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Assets
Short-term investments, commercial bank deposits - recurring	36,820	—	36,820	—	—
Short-term investments, alternative investment fund (1)	160,774	—	—	—	(2,572)

Total	197,594	—	36,820	—	(2,572)

Liabilities
Payables for contingent consideration	19,252	—	—	19,252	—

Total	19,252	—	—	19,252	—

		Fair value measurement or disclosure at December 31, 2020 using
	Total fair value at December 31, 2020	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses) for the nine months ended September 30, 2020
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, commercial bank deposits - recurring	36,197	—	36,197	—	—
Short-term investments, alternative investment fund (1)	165,381	—	—	—	26,467

Total	201,578	—	36,197	—	26,467

Liabilities
Purchase consideration payables	19,252	—	—	19,252	—

Total	19,252	—	—	19,252	—

(1)
Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of balance sheets.

The Company did not transfer any assets or liabilities in or out of Level 3 during the nine months ended September 30, 2020 and 2021, respectively.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Revenues
The following table presents the Company’s revenues disaggregated by revenue category. All revenues were generated in the PRC.

	Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	US$
On-demand food delivery solution services	1,689,295	2,804,657	435,275
Mobility service solutions	16,390	77,312	11,999
Housekeeping solutions and other services	3,080	56,639	8,790
Others	974	5,203	808

Total revenues	1,709,739	2,943,811	456,872

4.	Short-term Investments
The Company’s short-term investments included investment
s
in commercial bank deposits at floating rates with original maturities of one year or less, but greater than three months, and investment in an
alternative investment fund. The following is a summary of the Company’s short-term investments:

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
Commercial banks deposits	36,197	36,820	5,714
Investment in fund	165,381	160,774	24,952

Total short-term investments	201,578	197,594	30,666

For the nine months ended September 30, 2020 and 2021, the Group recognized other income related to its commercial banks deposits of RMB3,193 and RMB3,183 (US$494), respectively, in the consolidated statements of comprehensive loss.
In July 2020, the Group purchased participating shares of an alternative investment fund, which is measured using the NAV practical expedient. The Group recognized unrealized gain
s
of RMB26,467 and
unrealized losses
of RMB

2,572 (US$399)
from the
fair value change of the investment as other income, net in the consolidated statements of comprehensive loss for the nine-months ended September 30, 2020 and 2021, respectively.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

5.	Other Non-current Assets
Other
non-current
assets consisted of the following:

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
Rental and industry customer deposits	86,306	103,626	16,083
Prepayments	18,469	38,312	5,946
Other receivables	726	230	35

Total other non-current assets	105,501	142,168	22,064

6.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
Amounts due to third-parties	26,645	26,733	4,149
Income tax payables	12,292	12,446	1,932
Other tax payables	5,099	51,128	7,935
Salary and welfare payables	18,497	25,818	4,007
Deposits received from ride-hailing drivers	13,165	6,762	1,049
Purchase consideration payable	23,580	19,252	2,988
Others	6,466	7,037	1,090

Total	105,744	149,176	23,150

7.	Debt
Short-term Debt
The following table presents the Company’s outstanding short-term debt as of December 31, 2020 and September 30 2021:

	Annual interest rates	Term	As of December 31, 2020	As of September 30, 2021
			RMB	RMB	US$
Short-term loans
East West Bank	4.75% -5.50%	1 year	35,000	65,000	10,088
SPD Silicon Valley Bank	4.85% - 6.00%(Floating)	1 year	30,000	70,000	10,864
Agricultural Bank of China	4.85%	1 year	1,000	—	—
Long-term debt, current portion	8.45% - 14.86%	3 years	7,837	5,574	865

Total			73,837	140,574	21,817

In July 2020, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB65,000 with an interest rate of 5.00%. The Company drew down RMB25,000, RMB10,000 and RMB 30,000 July 2020, August 2020 and May 2021
,
respectively.
The loan is intended for general working capital purposes
and is secured
by certain accounts receivables of the Company.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	Debt (Continued)

In November 2020, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow RMB70,000 with a floating interest rate benchmarked to one-year
lending rate of PBOC. The Company drew down RMB

30,000, RMB

30,000 and RMB

10,000

in November 2020, January 2021 and April 2021
, respectively.
The loan is intended for general working capital purposes and is secured by certain accounts receivables of the Company.
Long-term debt
The following table presents the Company’s long-term debt as of December 31, 2020 and September 30, 2021:

	Annual interest rates	Term	As of December 31, 2020	As of September 30, 2021
			RMB	RMB	US$
Long-term debt, current portion	8.45% - 14.86%	3 years	7,837	5,574	865
Long-term debt, non-current portion	8.45% - 14.86%	3 years	5,135	420	65

Total			12,972	5,994	930

The weighted average interest rate for all the outstanding borrowings was approximately 5.70% and 5.17% as of December 31, 2020 and September 30, 2021 respectively.

8.	Share-Based Compensation
In April 2021, the Company granted 1,833,807 options under the 2017 Plan to three executives.
All
options vest over two years with 40% of the grants vesting immediately on grant date and 30% of the options vesting on the first and second anniversary of the vesting commencement date.
In May 2021, the Company cancelled 2,187,287 options previously granted on September 1, 2019 to four executives. As a result, the Company immediately recognized the remaining share-based compensation expense of RMB 10,296 (US$1,594) related to unvested share-based awards.
The Company recognized RMB74,627 and RMB59,388 (US$9,217) of share-based compensation expense in general and administrative expenses for the nine months ended September 30, 2020 and 2021, respectively.

9.	Income Taxes
The Company is incorporated in the Cayman Islands and conducts its primary business operations through subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income nor capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI will impose withholding taxes. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong corporate income tax rate at 16.5% exempting foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.
The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2020, Nantong Runda qualified for the requirements of small and micro-sized enterprise, and its first one million yuan of annual taxable income was eligible for 75% reduction and the taxable income between one million yuan and three million yuan was eligible for 50% reduction. The applicable CIT rate is 20%. Hainan Quhuo, Haikou Chengtu and Hainan Xinying are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, the VIE, meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. Beijing Quhuo obtained the HNTE certificate in December, 2020 and was subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2020 through 2022.
The Company recorded a provision from income taxes of RMB30,258 and RMB3,049 for the nine months ended September 30, 2020 and 2021, respectively. The income tax provision is primarily driven by nondeductible share-based compensation expenses and unbenefited losses from continuing operations. Furthermore, the Company’s effective tax rates from continuing operations were 171% and (3)% for the nine months ended September 30, 2020 and 2021, respectively. Changes in various permanent differences relative to our pre-tax income/loss from continuing operations had a favorable impact on the effective tax rate for the first nine months ended September 30, 2021 compared to the same period prior year.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	Loss Per Share

	Nine months ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(8,548)	(86,555)	(13,432)

Denominator:
Weighted average number of shares outstanding	23,358,747	43,709,910	43,709,910

Loss per share - basic and diluted	(0.37)	(1.98)	(0.31)

For the periods presented herein, the computation of basic loss per share using the two-class
method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding options and oth
e
r participating securities were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods.

11.	Commitments and Contingencies
Contingencies
In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigation relating to injuries caused by workforce and labor arbitration cases brought by disgruntled workforce, among others. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. With respect to the Company’s outstanding legal matters, based on its current knowledge, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

QUHUO LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a principle shareholder
Ningbo Nuannuan Network Technology Co., Ltd. (“Ningbo Nuannuan”)	Entity controlled by principle shareholders
Amounts due from/due to related parties as of December 31, 2020 and September 30, 2021 were as follows:

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
Amounts due from a related party
Ningbo Nuannuan	2,940	—	—
Amounts due to a related party
Hainan Huiliu	—	18,887	2,931

Transactions with related parties for the nine months ended September 30, 2020 and 2021:

	Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Hainan Huiliu	—	36,571	5,676

The Company received labor recruitment services from Hainan Huiliu and the amount due to Hainan Huiliu relates to recruitment service received during the nine months ended September 30, 2021.
13. Restricted Net Assets
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve of the Company’s PRC subsidiaries and pledged or collateralized accounts receivable and property and equipment of the VIE, totaling approximately
 RMB
361,084
(US$
56,039
) as of September

30, 2021.